Exhibit 15.1

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

Each file contained herein is intended to be a manifestation of certain data in the subject report and as such is subject to the definitions, qualifications, explanations, conclusions, and other conditions thereof. The information and data contained in each file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

March 9, 2018

PetroChina Company Limited

9 Dongzhimen North Street, Dongcheng District

Beijing 100007

P.R. China

Ladies and Gentlemen:

Pursuant to your request, DeGolyer and MacNaughton has conducted an independent reserves evaluation of the extent and value of the net proved oil, condensate, liquefied petroleum gas (LPG), and gas reserves, as of December 31, 2017, of certain properties in which PetroChina Company Limited (PetroChina) has represented that it owns an interest. This evaluation was completed on March 9, 2018. The properties evaluated herein are located in China as well as in Azerbaijan, Indonesia, Iraq, Kazakhstan, Mongolia, and Oman (collectively referred to herein as Other Countries). PetroChina has represented that these properties account for 98.1 percent on a net equivalent barrel basis of PetroChina’s net proved reserves as of December 31, 2017. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4-10(a) (l)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by PetroChina.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2017. Net reserves are defined as that portion of the gross reserves attributable to the interests owned or controlled by PetroChina after deducting all interests owned by others.

Certain properties in which PetroChina has an interest are subject to the terms of various production sharing agreements. The terms of these agreements generally allow for working interest participants to be reimbursed for portions of capital costs and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel of oil equivalent or standard cubic foot of gas equivalent by dividing by product prices to estimate the “entitlement reserves.” These entitlement reserves are equivalent in principle to net reserves and are used to calculate an equivalent net share, termed an “entitlement interest.” In this report, PetroChina’s net reserves or interest for certain properties subject to these agreements is the entitlement based on PetroChina’s working interest.

Values included herein are expressed in terms of future net revenue and present worth. Future net revenue is calculated by deducting estimated operating expenses, capital costs, abandonment costs, and taxes from the revenue which will accrue to PetroChina from the production and sale of the estimated net reserves. Present worth is defined as future net revenue discounted at a specified arbitrary rate compounded monthly over the expected period of realization. Present worth values using a discount rate of 10 percent are reported herein. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Estimates of oil, condensate, LPG, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are estimates of reserves and revenue based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

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Data used in this evaluation were obtained from reviews with PetroChina personnel, from PetroChina files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by PetroChina with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by PetroChina, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

PetroChina has represented that its senior management is committed to the development plan provided by PetroChina and that PetroChina has the financial capability to drill the locations as scheduled in its development plan.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories.

Where adequate data were available and where circumstances justified, material-balance and other engineering methods were used to estimate recovery factors. In these instances, reservoir performance parameters such as cumulative production, producing rate, reservoir pressure, and water production were considered in estimating recovery efficiencies used in estimating gross ultimate recovery.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships.

In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells, reservoirs, or fields for which more complete data were available.

Reserves were estimated only to the limits of economic production based on existing economic conditions or to the limit of the production licenses, whichever occurs first.

Gas reserves reported herein are fuel gas, sales gas, and marketable gas. Fuel gas is that portion of the total quantity of gas to be produced from the reservoirs used in the operation of the field. Sales gas is defined as the total quantity of gas to be produced from the reservoirs, measured at the point of delivery, available for sales, after deductions for various losses and usage. Marketable gas is defined as the sum of fuel gas and sales gas.

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The oil, condensate, and LPG reserves estimated in this report are expressed in terms of 42 United States gallons per barrel. Oil reserves are to be recovered by conventional field operations. Condensate reserves are to be recovered both by normal field separation and by low-temperature separation from gas processing. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity. LPG reserves are to be recovered from gas processing.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

Revenue values in this report were estimated using the prices and costs specified by PetroChina. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The prices used in this report were based on SEC guidelines and are expressed in United States dollars (U.S.$). The assumptions used for estimating future prices and expenses are as follows:

Oil and Condensate Prices

PetroChina has represented that the oil and condensate prices were based on reference prices. Each reference price was calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. PetroChina has also represented that it has supplied the appropriate differentials to the reference prices.

PetroChina has represented that the 12-month average oil and condensate prices for the fields in China are based on a 12-month average reference price of U.S.$53.16 per barrel for Dubai oil with appropriate differentials applied to this reference price. The volume-weighted average oil and condensate price in China attributable to estimated proved reserves was U.S.$49.58 per barrel. The oil and condensate prices in China were held constant for the lives of the properties.

PetroChina has also represented that the 12-month average oil and condensate prices for the fields in Other Countries are based on 12-month average reference prices of U.S.$54.22 per barrel for Brent oil, U.S.$53.16 per barrel for Dubai oil, and U.S.$51.28 per barrel for DME Oman oil, with appropriate differentials applied to these reference prices. The volume-weighted average oil and condensate price in Other Countries attributable to estimated proved reserves was U.S.$40.14 per barrel. The oil and condensate prices in Other Countries were held constant for the lives of the properties.

LPG Prices

PetroChina has represented that the LPG prices were based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the

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12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. These prices were held constant over the lives of the properties. The volume-weighted average LPG price for the fields evaluated was U.S.$17.82 per barrel.

Gas Prices

PetroChina has represented that the gas prices in China are defined by contractual arrangements. The volume-weighted average gas price in China attributable to estimated proved reserves was U.S.$6.13 per thousand cubic feet. The gas prices in China were held constant for the lives of the properties.

PetroChina has also represented that all of the gas reserves in Other Countries will be sold through contractual arrangements and the gas prices are defined by these contracts. The volume-weighted average gas price in Other Countries attributable to estimated proved reserves was U.S.$1.29 per thousand cubic feet. The gas prices in Other Countries were held constant for the lives of the properties, except for certain properties where escalations are contractually allowed under the terms of the gas sales agreements.

Operating Expenses, Capital Costs, and Abandonment Costs

Operating expenses and capital costs were provided by PetroChina and were used in estimating future expenses and capital costs required to operate the properties. In certain cases, forecasts of future operating expenses and capital costs, either higher or lower than existing expenses and capital costs, may have been used to correspond to the production profiles included herein. Abandonment costs were also provided by PetroChina. Estimates of operating expenses, capital costs, and abandonment costs were considered in determining the economic viability of the undeveloped reserves estimated herein. Operating expenses, capital costs, and abandonment costs were not escalated for inflation.

Taxes

For PetroChina’s properties in China, local taxes and value-added taxes were applied in addition to the consideration of the national Chinese income tax. A 25-percent income tax rate was applied to taxable income to estimate the applicable tax. The tax provisions provided by PetroChina were assumed to remain unchanged from current legislation.

For PetroChina’s properties in Other Countries, local taxes were applied where appropriate. The future net revenue values presented in this report reflect the consideration of the host country income taxes. The tax provisions provided by PetroChina were assumed to remain unchanged from current legislation. Chinese income taxes, however, were not considered in estimating revenue values from the properties in Other Countries.

Royalties

In properties where royalties are paid in kind, the petroleum quantities associated with these royalties are excluded from the net proved reserves estimates. For properties where royalties are paid in cash, these royalties are considered production taxes and associated quantities have not been excluded from the net proved reserves estimates. PetroChina has represented that it has no royalty obligations for the properties in China that were evaluated for this report.

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DeGolyer and MacNaughton’s estimates of PetroChina’s net proved reserves attributable to the reviewed properties were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton
	Net Proved Reserves as of December 31, 2017
	Proved Developed	Proved Undeveloped	Total Proved
China
Oil and Condensate, Mbbl	5,037,034	1,584,899	6,621,933
LPG, Mbbl	0	0	0
Marketable Gas, MMcf	37,325,507	37,376,720	74,702,227
Sales Gas, MMcf	33,520,623	34,236,055	67,756,678
Fuel Gas, MMcf	3,804,884	3,140,665	6,945,549
Oil Equivalent, Mboe	11,257,953	7,814,352	19,072,305
Other Countries
Oil and Condensate, Mbbl	336,830	160,306	497,136
LPG, Mbbl	62,233	2,330	64,563
Marketable Gas, MMcf	1,400,220	45,397	1,445,617
Sales Gas, MMcf	1,399,414	43,139	1,442,553
Fuel Gas, MMcf	806	2,258	3,064
Oil Equivalent, Mboe	632,433	170,202	802,635
China and Other Countries
Oil and Condensate, Mbbl	5,373,864	1,745,205	7,119,069
LPG, Mbbl	62,233	2,330	64,563
Marketable Gas, MMcf	38,725,727	37,422,117	76,147,844
Sales Gas, MMcf	34,920,037	34,279,194	69,199,231
Fuel Gas, MMcf	3,805,690	3,142,923	6,948,613
Oil Equivalent, Mboe	11,890,386	7,984,554	19,874,940

Notes:

1.	Our estimates of PetroChina’s net proved reserves in China include 4,068 Mbbl of oil and condensate reserves and zero MMcf of gas reserves that are attributable to minority interests owned by others.
2.

Our estimates of PetroChina’s net proved reserves in Other Countries include 149,271 Mbbl of oil and condensate reserves, 34,653 Mbbl of LPG reserves, and 780,593 MMcf of sales gas reserves that are attributable to minority interests owned by others.

3.	Marketable gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

PetroChina has represented that it has estimated net proved reserves attributable to the reviewed properties in China based on the definition of proved reserves of the SEC. PetroChina has represented that its estimate of the net proved reserves attributable to these properties is 19,086,298 Mboe. In comparing the detailed net proved reserves estimates in China prepared by DeGolyer and MacNaughton and by PetroChina, differences have been found, both positive and negative, resulting in an aggregate difference of 0.1 percent when compared on the basis of net equivalent barrels.

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DeGolyer and MacNaughton’s estimates of PetroChina’s future net revenue to be derived from the proved reserves of PetroChina’s petroleum interests in China and Other Countries, as of December 31, 2017, and the present worth of that revenue discounted at 10 percent are summarized as follows, expressed in millions of United States dollars (MM U.S.$):

	Estimated by DeGolyer and MacNaughton
	Proved Developed	Proved Undeveloped	Total Proved
China
Future Net Revenue, MM U.S.$	215,344	101,325	316,669
Present Worth at 10 Percent, MM U.S.$	126,979	17,572	144,551

Other Countries
Future Net Revenue, MM U.S.$	4,735	1,125	5,860
Present Worth at 10 Percent, MM U.S.$	3,386	518	3,904

Total China and Other Countries
Future Net Revenue, MM U.S.$	220,079	102,450	322,529
Present Worth at 10 Percent, MM U.S.$	130,365	18,090	148,455

Notes:

1.	Future net revenue and present worth for China are after Chinese income tax.
2.	Future net revenue and present worth for Other Countries are before Chinese income tax.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2017, estimated reserves.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, LPG, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6 through 932-235-50-9, 932-235-50-30, and 932-235-50-31 of the Accounting Standards Update 932-235-50, Extractive Industries-Oil and Gas

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

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DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in PetroChina. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of PetroChina. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton

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CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1. That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to PetroChina dated March 9, 2018, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2. That I attended Texas A&M University, and that I graduated with a degree in Petroleum Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers; and that I have in excess of 35 years of experience in the oil and gas reservoir studies and reserves evaluations.

Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton